FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure of share ownership

Filed herewith is a notification with regard to “Disclosure of share ownership” by Syngenta AG. The full text of the notification follows:

# # #

Disclosure of share ownership

The shareholding of Syngenta AG treasury shares falls below the threshold value of 10%

Based on Article 20 of the Swiss Stock Exchange Act Syngenta AG discloses the following:

Due to the cancellation of treasury shares, the holding of Syngenta AG, Schwarzwaldallee 215, P.O. Box, CH-4002 Basel, Switzerland, falls below the threshold value of 10% and amounts now to 7,181,830 of its shares corresponding to 6.75% of the share capital.

In compliance with Article 19 of the Swiss Stock Exchange Ordinance-FBC this information will be published in the Swiss Official Gazette of Commerce.

Syngenta AG Basel, Switzerland, August 10, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 10 , 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel